

February 12, 2014

Via E-mail
Ms. Christine G. Ocampo
Vice President, Finance
Avanir Pharmaceuticals, Inc.
20 Enterprise
Suite 200
Aliso Viejo, CA 92656

Re: Avanir Pharmaceuticals, Inc.
Form 10-K for the Fiscal Year Ended September 30, 2013
Filed December 11, 2013
Form 8-K dated January 13, 2014
Filed January 17, 2014
File No. 001-15803

Dear Ms. Ocampo:

We have reviewed your filings and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information you provide in response to these comments, we may have additional comments and/or request that you amend your filings.

Form 10-K for the Fiscal Year Ended September 30, 2013
Item 1. Business
Executive Overview, page 4

1. We note your disclosure on this page of terms relating to the co-promotion agreement with Merck Sharp & Dohme Corp. Please file this agreement as an exhibit to your annual report pursuant to Item 601(b)(10) of Regulation S-K. Alternately, if you are not substantially dependent on this agreement, please advise us as to the basis of your conclusions.

Intellectual Property Rights
Patents, page 9

2. Please disclose in this section the number of material patents covering AVP-923. As to each such material patent, please provide:
   - the expiration date;
   - the jurisdiction covered by the patent;
   - the type of protection offered by each such patent;
   - whether the patent is owned by or licensed to the company; and
   - whether the patent is currently subject to the litigation you discuss elsewhere in your annual report.

   As to any licensed material patents related to AVP-923, indicate from whom they were licensed and describe the material terms of the license agreement and the duration of the license, including any conditions that must be satisfied in order to maintain the license. Please file all such license agreements as exhibits to your report.

Risk Factors
"We have received notices of ANDA filings for NUEDEXTA…," pages 13-14

3. We note your disclosure here that you have entered into settlements with three of the parties challenging patents covering NUEDEXTA, and that the settlements grant the companies the "right to begin selling a generic version of NUEDEXTA on July 30, 2026, or earlier under certain circumstances." Please fully disclose the circumstances under which the companies would be allowed to introduce a generic version of NUEDEXTA prior to 2026 and disclose to what extent your term of exclusivity could be shortened under such circumstances. Additionally, please file the settlement agreements as exhibits to your annual report pursuant to Item 601(b)(10) of Regulation S-K.

Item 7. Management's Discussion And Analysis Of Financial Condition And Results Of Operations
Critical Accounting Policies and Estimates
Revenue Recognition, page 38

4. We acknowledge your revenue recognition policy within your Summary of Significant Accounting Policies within your Notes to the Consolidated Financial Statements. We believe that your disclosure related to estimates of items that reduce gross revenue such as estimated discounts, customer rebates, chargebacks, co-pays, and product returns could be improved. Please provide us proposed disclosure to be included in future periodic reports to address the following:
   - Nature and amount of each accrual at the balance sheet date
   - The factors that you consider in estimating each accrual such as historical return of products, levels of inventory in the distribution channel, estimated remaining shelf life, price changes from competitors and introductions of generics and/or new products.

- To the extent that information you consider in the preceding bullet is quantifiable, disclose both quantitative and qualitative information and to what extent information is from external sources (e.g., end-customer prescription demand, third-party market research data comparing wholesaler inventory levels to end-customer demand). For example, in discussing your estimate of product that may be returned, consider disclosing and discussing, preferably by product and in tabular format, the total amount of product (in sales dollars) that could potentially be returned as of the balance sheet date and disaggregated by expiration period.
- If applicable, discuss any shipments made as a result of incentives and/or in excess of your customer's ordinary course of business inventory level. Discuss your revenue recognition policy for such shipments.
- Include a roll forward of the liability for each estimate for each period presented showing the following:
  - Beginning balance,
  - Current provision related to sales made in current period,
  - Current provision related to sales made in prior periods,
  - Actual returns or credits in current period related to sales made in current period,
  - Actual returns or credits in current period related to sales made in prior periods, and
  - Ending balance.
- In your discussion of results of operations for the period to period revenue comparisons, discuss the amount of and reason for fluctuations for each type of reduction of gross revenue including the effect that changes in your estimates of these items had on your revenues and operations.

Results of operations, page 41

5. You disclose the status of research and development activities for your products and product candidates on page four, however, your disclosures about your research and development appear to be limited. Please provide proposed disclosure to be included in future filings to disclose the following information, broken out for each individually material project/indication:

- The costs incurred for each period and to date
- The nature of efforts and steps necessary to complete the project;
- The risks and uncertainties associated with completing development;
- The extent and nature of additional resources that need to be obtained if current liquidity is not expected to be sufficient to complete the project ; and
- Where a future milestone can be reliably determined, disclose its nature and timing.

6. Although you disclose the aspects of health care reform legislation that affect the company on page 25, you do not quantify its impact on your financial statements.   In this regard, please provide us proposed revised disclosure to be included in MD&A in future periodic

reports indicating the amount of the reduction to revenues for each period presented, as applicable, for the increased Medicaid rebate and for additional rebate associated with the Medicare Part D "donut hole." Also, include in your proposed revised disclosure the amount of the branded prescription drug fee you recorded in your income statement for each period presented, as applicable, in which line item it is classified therein and highlight that this fee is not tax deductible. Finally, if you believe that the expected effects of health care reform legislation in 2014 and beyond will be materially different than the 2013 trends, include the expected effects in the proposed revised disclosure.

Item 10. Directors, Executive Officers and Corporate Governance, page 50

7. We note the inclusion of Randall E. Kaye, M.D., your Senior Vice President and Chief Medical Officer, in disclosure on this page. However, disclosure regarding Dr. Kaye does not appear in your definitive proxy statement filed December 30, 2013 and incorporated by reference in your 10-K to satisfy the disclosure requirements of Item 401 of Regulation S-K. Please advise us as to why disclosure regarding Dr. Kaye does not appear in the definitive proxy. If Dr. Kaye has departed, please promptly file an Item 5.02 Current Report on Form 8-K, or advise us as to why such a filing is not applicable.

Form 8-K dated January 17, 2014
Exhibit 99.1

8. You have presented Non-GAAP financial information without comparable GAAP financial information and reconciliation to GAAP relating to your gross revenue for the three months ended December 31, 2013. Please provide proposed disclosure to be included in future earnings press releases to comply with Regulation G and Instruction 2 to Item 2.02 of the Form 8-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:
- the company is responsible for the adequacy and accuracy of the disclosure in the filings
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Dana Hartz, Staff Accountant, at (202) 551-3648 or Mary Mast, Review Accountant, at (202) 551-3613 if you have any questions regarding the processing of your response as well as any questions regarding comments on the financial statements and related matters. You may contact Austin Stephenson, Staff Attorney, at (202) 551-3192 and Jeffrey Riedler, Assistant Director, at (202) 551-3715 with questions on any of the other comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant